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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                         Commission File Number 0-19293


                       Bio-Dental Technologies Corporation
             (Exact name of Registrant as specified in its charter)


                            11291 Sunrise Park Drive
                        Rancho Cordova, California 95742
                                 (916) 638-8147
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)


                          Common Stock, $0.01 par value
            (Title of each class of securities covered by this Form)


                                     None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)     [ X  ]         Rule 12h-3(b)(1)(i)     [    ]
      Rule 12g-4(a)(1)(ii)    [    ]         Rule 12h-3(b)(1)(ii)    [    ]
      Rule 12g-4(a)(2)(i)     [    ]         Rule 12h-3(b)(2)(i)     [    ]
      Rule 12g-4(a)(2)(ii)    [    ]         Rule 12h-3(b)(2)(ii)    [    ]
                                             Rule 15d-6              [    ]

      Approximate number of holders of record as of the certification or notice date: One. Pursuant to the Merger Agreement dated August 8, 1996 among the Registrant, Zila, Inc. ("Zila") and Zila Merger Corporation, which became effective as of January 8, 1997, the Registrant became a wholly-owned subsidiary of Zila, and each outstanding share of common stock, $0.01 par value, of the Registrant was converted into 0.825 shares of common stock, $0.001 par value, of Zila. Immediately prior to the merger, there were approximately 819 holders of record of the Registrant's common stock.
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      Pursuant to the requirements of the Securities Exchange Act of 1934, Zila,
Inc., a Delaware corporation, as successor issuer to Bio-Dental Technologies Corporation, a California corporation, has caused this certification/notice to be signed on its behalf and on behalf of Bio-Dental Technologies Corporation by the undersigned hereunto duly authorized.


                                    ZILA, INC.


Date:  February 27, 1997           By:     /s/ Janice L. Backus
                                       ---------------------------

                                   Its:     Vice President
                                       ---------------------------

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